UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Press release, dated October 9, 2013, announcing acceptance of tendered notes and early settlement of tender offer for 9.50% Senior Secured Notes due 2016 issued by CEMEX Finance LLC.

This report on Form 6-K shall be deemed to be incorporated by reference into the offers to purchase, each dated September 25, 2013, relating to CEMEX, S.A.B. de C.V.’s (NYSE:CX) previously announced separate tender offers for 9.50% Senior Secured Notes due 2016 and 9.625% Senior Secured Notes due 2017 of CEMEX Finance LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: October 9, 2013	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release, dated October 9, 2013, announcing acceptance of tendered notes and early settlement of tender offer for 9.50% Senior Secured Notes due 2016 issued by CEMEX Finance LLC.